UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              Titan Holdings, Inc.
                                (Name of Issuer)


                    Common Stock ($0.01 par value per share)
                         (Title of Class of Securities)


                                   888303 10 4
                                 (CUSIP Number)

                                 John A. MacColl
                   Executive Vice President - General Counsel
                                USF&G Corporation
                                  P.O. Box 1138
                            Baltimore, Maryland 21203
                                 (410) 547-3000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 7, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

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                               Page 1 of 11 Pages

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CUSIP No.:  888303 10 4                                      Page 2 of 11 Pages
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(1)  NAME OF REPORTING PERSON:  USF&G Corporation
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   52-1220567
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                              (b)      |_|
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(3)  SEC USE ONLY
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(4)  SOURCE OF FUNDS*
                                   BK, WC, OO
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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)|_|
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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Maryland
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 NUMBER OF      (7)      SOLE VOTING POWER
   SHARES                         0
            --------------------------------------------------------------------
BENEFICIALLY    (8)      SHARED VOTING POWER
  OWNED BY                        2,579,295(1)
            --------------------------------------------------------------------
    EACH        (9)      SOLE DISPOSITIVE POWER
 REPORTING                        0
            --------------------------------------------------------------------
   PERSON       (10)     SHARED DISPOSITIVE POWER
    WITH                          2,579,295(1)
--------------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,579,295
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 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     25.5 %
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 (14) TYPE OF REPORTING PERSON*
                                     CO, IC
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Person disclaims beneficial ownership of all shares of Titan Common Stock. Filing is being made as a result of the Voting Agreement as described herein.

     Item 1. Security and Issuer

     This  Statement  relates to the  common  stock,  par value  $0.01 per share
("Common Stock"), of Titan Holdings, Inc., a Texas corporation ("Titan"). The address of the principal executive offices of Titan is 2700 Northeast Loop 410, Suite 500, San Antonio, Texas 78217.

     Item 2. Identity and Background

     (a) This statement is filed by USF&G Corporation, a Maryland corporation ("USF&G"). The principal business of USF&G is the insurance products and services business.

     (b)  Address: 6225 Smith Avenue, Baltimore, Maryland 21209

     (c) Set forth in Schedule I to this Schedule 13D is the name, business address and present principal occupation or employment of each of USF&G's executive officers and directors.

     (d) During the last five years, neither USF&G nor, to USF&G's knowledge, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding.

     (e) During the last five years, neither USF&G nor, to USF&G's knowledge, any of the other persons with respect to whom information is given in response to this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws.

     (f) To USF&G's knowledge, all directors and executive officers of USF&G named in Schedule I to this Schedule 13D are citizens of the United States.

          Item 3. Source and Amount of Funds or Other Consideration

          In connection with the execution of the Merger Agreement (as defined in Item 4 below), Mark E. Watson, Jr., a shareholder of Titan, and affiliated entities (collectively, the "Titan Shareholders") and USF&G have entered into a Voting and Support Agreement dated as of August 7, 1997 (the "Voting Agreement"). The number of shares of Titan Common Stock beneficially owned by each of the Titan Shareholders is set forth on
     Schedule II to this Schedule 13D. Pursuant to the Merger Agreement, each share of Titan Common Stock will be converted into the right to receive
     0.46516 of a share of USF&G Common Stock and an amount of cash equal to $11.60, subject to adjustment as more fully described in Item 4 below. No additional consideration was given in exchange for the Voting Agreement. USF&G expects to pay the cash portion of the consideration payable to the shareholders of Titan from internal resources or existing credit facilities.

     Item 4. Purpose of the Transaction

     (a)-(b) USF&G and the Titan Shareholders entered into the Voting Agreement in order to facilitate consummation of the merger contemplated by the Agreement and Plan of Merger dated as of August 7, 1997 (the "Merger Agreement") among Titan, USF&G and United States Fidelity and Guaranty Company ("USF&G Company"), a wholly-owned Maryland subsidiary of USF&G, pursuant to which USF&G has agreed to acquire all of the outstanding common stock of Titan ("Titan Common Stock") through a merger of Titan with and into USF&G Company (the "Merger").

     Pursuant to the Voting Agreement, the Titan Shareholders, only in their individual capacity as shareholders of Titan, agreed to vote or direct the vote of all the shares of Titan Common Stock over which the Titan Shareholders have voting power or control (the "Titan Shares") (a) in favor of the Merger Agreement and (b) against (i) approval of any proposal made in opposition to or in competition with the Merger or any of the other transactions contemplated by the Merger Agreement, (ii) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Titan or any of its subsidiaries, with or involving any party other than USF&G or one of its subsidiaries, (iii) any liquidation, dissolution or winding up of Titan, (iv) any extraordinary dividend by Titan, (v) any change in the capital structure of Titan (other than pursuant to the Merger Agreement) and (vi) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the Merger or the other transactions contemplated by the Merger Agreement or the Voting Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Titan under the Merger Agreement which would materially and adversely affect Titan or its ability to consummate the transactions contemplated by the Merger Agreement.

     The Titan Shareholders also agreed that they will not, and will not agree to, sell, assign, dispose of, encumber, mortgage, hypothecate, or otherwise transfer or encumber any of the Titan Shares to any person or entity other than, subject to certain conditions, pledges of shares as collateral security under loan agreements or pursuant to the Merger Agreement. The provisions of the Voting Agreement terminate upon the earliest to occur of (i) the consummation of the Merger, (ii) August 7, 1998, (iii) the termination of the Merger Agreement pursuant to Section 7.1(a) or (g) thereof, or (iv) the termination of the Merger Agreement pursuant to Section 7.1(b) or (c) thereof if, but only if, the Merger Agreement is terminated pursuant to such subsections (b) or (c) solely for reasons that are not directly or indirectly related to the commencement of, or any person's or entity's direct or indirect indication of interest in making, an Acquisition Proposal (as defined in the Merger Agreement) with respect to Titan.

     The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the form of Voting Agreement included as Exhibit 99.1 to this
Schedule 13D and incorporated herein in its entirety by reference.

     Pursuant to the terms of the Merger Agreement, Titan will be merged with and into USF&G Company, and each share of Titan Common Stock will be converted into the right to receive 0.46516 of a share of USF&G Common Stock and an amount in cash equal to $11.60. The consideration payable in connection with the Merger is subject to adjustment as provided in the Merger Agreement, including adjustment to the extent that the average closing price of USF&G Common Stock during a 10-day trading period ending three trading days before the effective date of the Merger is above $28.60 per share or below $21.20 per share and an additional adjustment to insure that at all times 50% of the total consideration is payable in cash and 50% is payable in USF&G Common Stock. The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including applicable regulatory approvals and approval by the holders of two-thirds of the outstanding shares of Titan Common Stock, all as set forth in the Merger Agreement.

     The foregoing summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to a copy of the Merger Agreement included as Exhibit 99.2 to this Schedule 13D and incorporated herein in its entirety by reference.

     USF&G may from time to time acquire shares of Titan Common Stock through means other than the Merger Agreement, including the possible purchase of Titan Common Stock for cash consideration on the open market. Any such cash purchases will be made from internal resources or existing credit facilities.

     (c)-(i) As a result of the consummation of the Merger, Titan will be merged with and into USF&G Company and the existing subsidiaries of Titan will become wholly-owned subsidiaries of USF&G and USF&G Company. As a result, the articles of incorporation and bylaws of USF&G Company will be the articles of incorporation and bylaws of the surviving corporation, and the directors and officers of USF&G Company will be the directors and officers of the surviving corporation. Further, as a result of the Merger, the Titan Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and will cease to be quoted on any quotation system or exchange.

     Under the terms of the Merger Agreement, Titan has agreed to certain covenants relating to its conduct of business prior to the effectiveness of the Merger, including restrictions on its ability to pay dividends or alter its capital structure. Reference is made to the express terms of the Merger Agreement.

     (j) Other than as described above, USF&G has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of
Schedule 13D (although USF&G reserves the right to develop such plans and may develop plans or proposals with respect to Titan and its subsidiaries in anticipation of, and for implementation after, consummation of the Merger).

     Item 5. Interest in Securities of the Issuer

     (a) - (b) As a result of the Voting Agreement, USF&G may be deemed to have shared power to vote an aggregate of 2,579,295 shares of Titan Common Stock for the limited purposes described in Item 4 above and in the Voting Agreement.

     Such shares constitute approximately 25.5% of the issued and outstanding shares of Titan Common Stock as of August 7, 1997. Further, USF&G may be deemed to have shared power with respect to the disposition of such shares based upon the restrictions on transfer of such shares described in Item 4 above and in the Voting Agreement.

     To USF&G's knowledge, no shares of Titan Common Stock are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Voting Agreement.

     (c) Neither USF&G, nor, to USF&G's knowledge, any person named in Schedule I, has effected any transaction in Titan Common Stock during the past 60 days, except as disclosed herein.

     (d) Not applicable.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than as described in Items 4 and 5 above, to USF&G's knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Titan, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be filed as Exhibits

     EXHIBIT NO.                             DESCRIPTION

     99.1 Voting and Support Agreement dated as of August 7, 1997, by and between USF&G Corporation, a Maryland corporation, and Mark E. Watson, Jr. and affiliates.(2)

     99.2 Agreement and Plan of Merger dated as of August 7, 1997, by and among USF&G Corporation, a Maryland corporation, United States Fidelity and Guaranty Company, a Maryland corporation, and Titan
                             Holdings,   Inc.,  a  Texas corporation.(2)

(2) Incorporated by reference to Exhibit 10A to USF&G Corporation's quarterly report on Form 10-Q for the quarter ending June 30, 1997.


Date:    August 15, 1997
                                    USF&G CORPORATION

                                    By:  /s/Dan L. Hale

                                    Name:  Dan L. Hale
                                    Title:   Executive Vice President - Chief
                                             Financial Officer

                                   SCHEDULE I

                    EXECUTIVE OFFICERS AND DIRECTORS OF USF&G


NAME                                          TITLE                     PRINCIPAL OCCUPATION
                                                                        OR EMPLOYMENT (IF
                                                                        DIFFERENT FROM TITLE)

Norman P. Blake, Jr.              Chairman, President
                                  and Chief Executive Officer
Glenn W. Anderson                 President - Commercial Insurance
                                  Group
John R. Berger                    President - F&G Re
Kenneth E. Cihiy                  Executive Vice President - Claim
Gary C. Dunton                    President - Family and
                                  Business Insurance Group
Dan L. Hale                       Executive Vice President -
                                  Chief Financial Officer
John F. Hoffen                    Secretary
Robert J. Lamendola               President - Surety Group
Thomas K. Lewis, Jr.              Executive Vice President -
                                  Chief Information Officer
Stephen W. Lilienthal             Executive Vice President -
                                  Field Development and Operations
John A. MacColl                   Executive Vice President -
                                  General Counsel and Human Resources
Ronald C. Mishler                 Vice President and Treasurer
Andrew A. Stern                   Executive Vice President - Strategic
                                  Planning and Reinsurance Operations
Harry N. Stout                    President - F&G Life
John C. Sweeney                   Chairman - Falcon Asset Management
H. Furlong Baldwin                Director                            Chairman of the Board and Chief
                                                                      Executive Officer - Mercantile
                                                                      Bankshares Corporation
Michael J. Birck                  Director                            President and Chief Executive
                                                                      Officer - Tellabs, Inc.
George L. Bunting, Jr.            Director                            President - Bunting Management Group


Robert E. Davis                   Director                            Managing Director - Axess
                                                                      Corporation
Kenneth M. Duberstein             Director                            Chairman and Chief Executive
                                                                      Officer - The Duberstein Group
Dale F. Frey                      Director                            Retired Chairman of the Board and
                                                                      President - General Electric
                                                                      Investment Corporation
Robert E. Gregory, Jr.            Director                            Chairman of the Board and Chief
                                                                      Executive Officer - London Fog
                                                                      Corporation
Robert J. Hurst                   Director                            Vice Chairman - Goldman, Sachs
                                                                      & Co.
Dr. Wilbur G. Lewellen            Director                            Herman C. Krannert Distinguished
                                                                      Professor of Management - Purdue
                                                                      University
Paul E. Ingrey                    Director                            Retired President - F&G Re
Larry P. Scriggins                Director                            Partner- Piper & Marbury L.L.P.
Anne Marie Whittemore             Director                            Partner - McGuireWoods Battle &
                                                                      Boothe, L.L.P.
R. James Woolsey                  Director                            Partner - Shea & Gardner




                                   SCHEDULE II


                                                             PERCENTAGE OF
                               NUMBER OF SHARES OF         OUTSTANDING SHARES
        VOTING AGREEMENT    INTERACTIVE COMMON STOCK     OF INTERACTIVE COMMON
          STOCKHOLDER        BENEFICIALLY OWNED      STOCK AS OF AUGUST 7, 1997

Mark E. Watson, Jr.                 2,223,096                    22.0%
MEW Family Limited
Partnership                           256,199                     2.5%
The Mark and Kathleen Watson
Charitable Trust                      100,000                     1.0%

                                  EXHIBIT INDEX


EXHIBIT                                                           SEQUENTIALLY
 NO.                             DESCRIPTION                      NUMBERED PAGE

   99.1 Voting and Support Agreement dated as of August 7, 1997, by and between USF&G Corporation, a Maryland corporation and Mark E. Watson, Jr. and affiliates.(3)

   99.2 Agreement and Plan of Merger dated as of August 7, 1997, by and among USF&G Corporation, a Maryland corporation, United States Fidelity & Guaranty Company, a Maryland corporation and Titan Holdings, Inc., a Texas corporation.(3)


(3) Incorporated by reference to Exhibit 10A to USF&G Corporation's Quarterly Report Form 10-Q for the quarter ending June 30, 1997.